Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada – December 5, 2016
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2017 CAPITAL EXPENDITURE PLAN

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.
Precision Drilling Corporation ("Precision" or the "Corporation") announced today that planned capital expenditures for 2017 are $109 million.  The 2017 capital expenditure plan includes $51 million to upgrade existing rigs, expansion capital of $7 million, which is carried forward from 2016 international new build drilling rigs, and $51 million for sustaining and infrastructure.  We expect that the $109 million will be split $105 million in the Contract Drilling Services segment and $4 million in the Completion and Production Services segment.
Precision's expansion capital plan includes the upgrade of 33 Super Triple rigs in North America and long lead items for additional future upgrades.  Precision's sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2017 and scheduled infrastructure projects, primarily related to technology and systems.
We anticipate 2016 capital expenditures to be approximately $213 million, down $9 million from our previous guidance.  Precision currently has 239 Tier 1 drilling rigs, up from 93 in 2009.
Kevin Neveu, Precision's President and Chief Executive Officer stated, "Recent actions to stabilize and improve commodity prices appear to be well received by our customers.  We are seeing signs of strengthening demand for our services for the upcoming Canadian winter drilling season and improving demand in U.S. regions where we operate.  Since our third quarter earnings release in October, we have added three rigs years to our 2017 contract backlog and now have an average of 45 rigs under contract for 2017.  With over 110 drilling rigs currently running in North America, we are experiencing customer demand greater than the prior year for the first time in over two years and are currently enjoying our historically strongest North American market share."
"The projected 2017 capital budget anticipates spending $51 million to add varying combinations of high pressure mud systems, pad walking systems, rig automation software and additional mud pumping capacity to 33 of our Super Triple drilling rigs.  This budget amount also includes provisions for long-lead components for additional future rig upgrades.  This rig upgrade program is contingent on customer demand and achieving firm customer contract commitments."
"Precision's planned infrastructure spending includes the implementation of major technology enhancements to integrate our field operations with our Enterprise Resource Planning (ERP) system.  These enhancements will substantially reduce the administrative load on our rig managers and field operations group with most rig-level information entered electronically.  Predictive maintenance and equipment monitoring features will also further improve equipment reliability while reducing field maintenance costs," concluded Mr. Neveu.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:
•	our expected total capital expenditures for 2016;
•	our planned capital expenditures for 2017, including the expected allocations of capital under our 2017 plan;
•	anticipated activity levels in 2017 and our scheduled infrastructure projects;
•	anticipated demand for Tier 1 rigs; and
•	the average number of term contracts in place for 2016 and 2017.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:
•	the fluctuation of oil prices will continue to pressure customers into reducing or limiting their drilling budgets;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	Our customers' inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•
changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision's Annual Information Form for the year ended December 31, 2015, which may be accessed on Precision's SEDAR profile at www.sedar.com or under Precision's EDGAR profile at www.sec.gov.  The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
Precision Drilling Corporation

403.716.4566
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com